UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
Afya Limited
(Name of Issuer)
Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)
G01125106
(CUSIP Number)
Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2021
(Date of Event Which Requires Filing of this Statement)

______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSONS
Bertelsmann SE & Co. KGaA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
—

	8	SHARED VOTING POWER
23,074,134

	9	SOLE DISPOSITIVE POWER
23,074,134

	10	SHARED DISPOSITIVE POWER
—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,074,134(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G01125106

1	NAME OF REPORTING PERSONS
Erste WV Gütersloh GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
—

	8	SHARED VOTING POWER
23,074,134

	9	SOLE DISPOSITIVE POWER
23,074,134

	10	SHARED DISPOSITIVE POWER
—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,074,134(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (collectively, the “Reporting Person”) consists of 23,074,134 Class B common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 45,662,790 Class A common shares outstanding as of March 31, 2021 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2021, to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of March 31, 2021, the number of Class A common shares outstanding was 45,662,790 and the percentage beneficially owned was 33.6%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Item 1.	Security and Issuer

This Schedule 13D is being filed with respect to Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (referred to herein as the “Issuer”). This Schedule 13D relates to the beneficial ownership by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste”, and, together with Bertelsmann, the “Reporting Person”) of Class B common shares, which are convertible into Class A common shares on a 1-to-1 basis. The principal executive offices of the Issuer are located at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by the Reporting Person due to its the ownership of 23,074,134 Class A common shares of the Issuer pursuant to the Transaction (as defined below).
(b)-(c)

The principal business address of Bertelsmann is Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany. Bertelsmann is currently engaged in various businesses in the media, services and education industries. The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of Bertelsmann is set forth on Schedule A hereto and incorporated herein by reference.

The principal business address of Erste is Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany. Erste is currently engaged in investments in and the administration of national (German) and international companies mainly in the media, services and education industries. The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of Erste is set forth on Schedule B hereto and incorporated herein by reference.

(d)-(e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f)	Not applicable.

Neither the present filing nor anything contained herein shall be construed as an admission that each of Bertelsmann and Erste constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the terms of a Share Purchase Agreement, dated June 7, 2021 (the “SPA”), by and between Erste and Crescera Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”), Crescera agreed to sell and Erste agreed to purchase an aggregate amount of 23,074,134 Class B common shares (the “Transaction”).

Concurrently with the signing of the Transaction, Bertelsmann entered into an Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”) with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves (the “Esteves Shareholders”) and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and Vanessa Tavares Esteves (solely as successors). Pursuant to such Amended and Restated Shareholders’ Agreement, Bertelsmann has agreed to certain arrangements with respect to its Class B common shares. By virtue of the Amended and Restated Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Person in this Schedule 13D and the Esteves Shareholders may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Person expressly disclaims beneficial ownership over any Class A common shares that it may be deemed to beneficially own solely by reason of the Amended and Restated Shareholders’ Agreement. The Esteves Shareholders separately made Schedule 13G filings reporting their beneficial ownership of Class A common shares. Further, in connection with the Transaction, the Issuer amended its memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”).

 The foregoing descriptions of the Amended and Restated Shareholders’ Agreement and SPA do not purport to be complete and are qualified in their entirety by reference to the copies of the Amended and Restated Shareholders’ Agreement and SPA included as Exhibits 99.1 and 99.2 to this Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person acquired the Class B common shares for investment purposes, subject to the following:

The Reporting Person intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Class B common shares and Class A common shares, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Issuer.

Except as set forth in this statement, the Reporting Person does not have any plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a)-(b)

See items 7 to 11 and 13 for each of Bertelsmann and Erste on pages 2 and 3 of this Schedule 13D, which information is incorporated by reference herein.

As a result of the Transaction, the Reporting Person acquired beneficial ownership of 23,074,134 Class B common shares, representing approximately 33.6% of the outstanding Class A common shares (computed on an as converted basis) as of March 31, 2021, as reported on the Current Report on Form 6-K filed by the Issuer with the Commission on May 27, 2021.

(c)

Other than as described in Item 3 above, neither Bertelsmann, nor, to its knowledge, any of the persons set forth on Schedule A, has effected any transaction in Class B common shares during the past sixty (60) days.

Other than as described in Item 3 above, neither Erste, nor, to its knowledge, any of the persons set forth on Schedule B, has effected any transaction in Class B common shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Concurrently with the signing of the Transaction, Bertelsmann entered into an agreement with the Esteves Shareholders and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and Vanessa Tavares Esteves, pursuant to which the parties thereto agreed to sign the Amended and Restated Shareholders’ Agreement, and the Esteves Shareholders and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and Vanessa Tavares Esteves agreed to undertake certain actions to support the approval of the Issuer’s Amended and Restated Memorandum and Articles of Association.

In advance of the closing of the Transaction, Bertelsmann entered into an agreement with each of Crescera, the Esteves Shareholders and SBLA Holdco LLC (“SBLA”), dated as of June 7, 2021, (the “SBLA Assignment and Assumption Agreement”) pursuant to which Bertelsmann assumed the obligations of Crescera under the agreement, dated as of May 3, 2021, whereby Crescera and the Esteves Shareholders agreed to appoint a representative, designated by SBLA, to the Issuer’s board of directors so long as SBLA, together with its affiliates, holds at least 5% of the outstanding Class A common shares (on an as-converted basis) (the “SBLA Agreement”).

The foregoing descriptions of the SBLA Assignment and Assumption Agreement and SBLA Agreement are qualified in their entirety by reference to the copies of the SBLA Assignment and Assumption Agreement and SBLA Agreement included as Exhibits 99.3 and 99.4 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

99.1	Amended and Restated Shareholders’ Agreement, dated June 7, 2021, by and between Bertelsmann and the Esteves Shareholders.

99.2	Share Purchase Agreement, dated June 7, 2021, by and between the Erste and Crescera.

99.3	SBLA Assignment and Assumption Agreement, dated June 7, 2021, by and between Bertelsmann, Crescera, the Esteves Shareholders and SBLA.

99.4	SBLA Agreement, dated May 3, 2021, by and between Crescera, the Esteves Shareholders and SBLA.

99.5	Joint Filing Agreement, dated August 10, 2021, by and between Bertelsmann SE & Co. KGaA and Erste WV Gütersloh Gmbh.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2021

BERTELSMANN SE & CO. KGAA

By:	/s/ Dr. Martin Dannhoff
Name: Dr. Martin Dannhoff
Title: SVP Corporate Legal

By:	/s/ Denise Abel
Name: Denise Abel
Title: SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Dr. Martin Dannhoff
Name: Dr. Martin Dannhoff
Title: SVP Corporate Legal

By:	/s/ Denise Abel
Name: Denise Abel
Title: SVP Corporate Legal

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN SE & CO. KGAA

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann SE & Co. KGaA, are set forth below. If no business address is given the director’s or officer’s business address is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bertelsmann SE & Co. KGaA. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors - Supervisory Board Werner J. Bauer[1]	Consultant WJB advisers, av. C.-F. Ramuz 99, 1009 Pully, Switzerland
Kai Brettmann[2]	Chairman of the RTL Group European Works Council, Chairman of the Mediengruppe RTL Deutschland Corporate Works Council Picassoplatz 1, 50679 Köln, Germany
Núria Cabuti[3]	CEO Penguin Random House Grupo Editorial, Chair-woman of the Bertelsmann Management Representative Committee (BMRC) Travessera de Gràcia 47 – 49, 08021 Barcelona, Spain
Günter Göbel[4]	Chairman of the Bertelsmann SE & Co. KGaA Corporate Works Council, Carl-Bertelsmann-Str. 270, 33311 Gütersloh BFS Finance GmbH, Carl-Bertelsmann-Str. 23, 33332 Gütersloh, Germany
Bernd Leukert[5]	Member of the Executive Board Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany
Gigi Levy-Weiss[6]	Partner, NFX Guild, 4 Shenkar Street, Graph Building, 2nd floor, Herzlia, 4672504, Israel
Brigitte Mohn[7]	Member of the Executive Board Bertelsmann Foundation Carl-Bertelsmann-Str. 256, 33311 Gütersloh, Germany
Christoph Mohn[8]	Chairman of the Supervisory Board Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Str. 270, 33311 Gütersloh, Germany
Elisabeth (Liz) Mohn[9]	Member of the Supervisory Board Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Str. 270, 33311 Gütersloh, Germany
Hans-Dieter Pötsch[10]	Chairman of the Supervisory Board, Volkswagen AG, Chairman of the Executive Board and CFO, Porsche Automobil Holding SE Volkswagen AG, Brieffach 1880, Berliner Ring 2, 38436 Wolfsburg, Germany
Henrik Poulsen[11]	Senior Advisor and member Investment Committee, A.P. Møller Holding A/S Esplanaden 50, 1263 Copenhagen K, Denmark
Christiane Sussieck[12]

Chairwoman of the Corporate Works Council, Bertelsmann SE & Co. KGaA, Vice Chairwoman of Bertelsmann SE & Co. KGaA Corporate Works Council Bertelsmann SE & Co. KGaA

Carl-Bertelsmann-Str. 270, 33311 Gütersloh, Germany

Bodo Uebber[13]	Chairman Supervisory Board Evercore GmbH Große Gallusstr. 18, 60311 Frankfurt 60311, Germany

1 Citizen of Germany.

2 Citizen of Germany.

3 Citizen of Germany.

4 Citizen of Germany.

5 Citizen of Germany.

6 Citizen of Germany.

7 Citizen of Germany.

8 Citizen of Germany.

9 Citizen of Germany.

10 Citizen of Germany.

11 Citizen of Germany.

12 Citizen of Germany.

13 Citizen of Germany.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors - Executive Board Dr. Thomas Rabe[14]	Chief Executive Officer
Markus Dohle[15]	CEO Penguin Random House, 1745 Broadway, New York, NY 10019
Dr. Rolf Hellermann[16]	Chief Financial Officer
Dr. Immanuel Hermreck[17]	Chief Human Resource Officer

14 Citizen of Germany.

15 Citizen of Germany.

16 Citizen of Germany.

17 Citizen of Germany.

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF ERSTE WV GÜTERSLOH GMBH

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Erste WV Gütersloh GmbH, are set forth below. If no business address is given the director’s or officer’s business address is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Erste WV Gütersloh GmbH. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors Denise Abel[18]	Senior Vice President Bertelsmann Legal
Jörn Patrick Caumanns[19]	Executive Vice President Bertelsmann Investments
Dr. Martin Dannhoff[20]	Senior Vice President Bertelsmann Legal
Dr. Michael Kronenburg[21]	Senior Vice President Bertelsmann Legal
Bettina Wulf[22]	Senior Vice President Bertelsmann Legal

18 Citizen of Germany.

19 Citizen of Germany.

20 Citizen of Germany.

21 Citizen of Germany.

22 Citizen of Germany.